Exhibit 99.1

KINROSS GOLD CORPORATION

CODE OF BUSINESS CONDUCT AND ETHICS

Amended February 2010

KINROSS GOLD CORPORATION

(“KINROSS”)

CODE OF BUSINESS CONDUCT AND ETHICS

I.	PURPOSE OF THIS CODE

This Code of Business Conduct and Ethics (“Code”) is intended to document the principles of conduct and ethics to be followed by Kinross’ Employees, Officers, Directors and Contractors (each as defined in Schedule “A”).  Its purpose is to:

-	Promote honest and ethical conduct, including the ethical handling of actual or apparent conflicts of interest between personal and professional relationships;

-	Promote avoidance of conflicts of interest, including disclosure to an appropriate person of any material transaction or relationship that reasonably could be expected to give rise to such a conflict;

-
Promote full, fair, accurate, timely and understandable disclosure in reports and documents that Kinross files with, or submits to, the securities regulators and in other public communications made by Kinross;

-	Promote compliance with applicable governmental laws, rules and regulations;

-	Promote the prompt internal reporting to an appropriate person of violations of this Code;

-	Promote accountability for adherence to this Code;

-	Provide guidance to Employees, Officers, Directors and Contractors to help them recognize and deal with ethical issues;

-	Provide mechanisms to report unethical conduct; and

-	Help foster Kinross’ longstanding culture of honesty and accountability.

Kinross expects all of its Employees, Officers, Directors and Contractors to comply and act in accordance, at all times, with the principles stated above and the more detailed provisions provided hereinafter.  Violations of this Code by an Employee, Officer, Director or Contractor are grounds for disciplinary action up to and including, but without limitation, immediate termination of employment, directorship or contract. References to “Kinross” or the “Company” herein refer collectively to Kinross and all of its Subsidiaries (as defined in Schedule “A”).

II.	WORKPLACE

a.	Discrimination, Harassment and Workplace Violence

Discrimination, harassment and workplace violence are illegal and will not be tolerated by Kinross.  The prohibition against discrimination, harassment and workplace violence includes conduct at the Company’s offices, mine sites as well as any other Company-related place or event. Discrimination, harassment and workplace violence through indirect methods of communication such telephone calls or e-mails, is also prohibited.

Code of Business Conduct and Ethics	February 2010
Kinross Gold Corporation

Discrimination and Harassment

Kinross fosters a work environment in which all individuals are treated with respect and dignity.  Kinross is an equal opportunity employer and does not permit its representatives to discriminate against Employees, Officers, Directors, Contractors or potential Employees, Officers, Directors or Contractors. Discrimination includes any behavior which degrades an individual, including but not limited to, any distinction, imposition of a burden, withholding of a benefit or preferential treatment on the basis of race, color, religion, sex, national origin, age, sexual orientation or disability or any other category protected by Canadian federal and provincial or local laws and regulations applicable in the jurisdiction where such employees, officers or directors are located. Kinross will make reasonable accommodations for its Employees, Officers, Directors and Contractors in compliance with applicable laws and regulations.  Kinross is committed to actions and policies to assure fair employment, including equal treatment in hiring, promotion, training, compensation, termination and corrective action and will take disciplinary action against any Employee, Officer, Director or Contractor who is found to have contravened the Company’s prohibition against discrimination.

Kinross will not tolerate harassment of its Employees, Officers, Directors or Contractors or any other person involved in a business relationship with Kinross and will take disciplinary action against any Employee, Officer, Director or Contractor who is found to have contravened the Company’s prohibition against harassment. Harassment is any vexatious conduct or comment which is known or ought reasonably to be known to be unwelcome or offensive, or to create an intimidating or hostile work environment.  Harassment can be a one-time occurrence or can be ongoing. The definition of harassment includes sexual harassment.

Examples of behavior which may be considered discrimination or harassment include, but are not limited to:

(a)
unwelcome remarks, jokes, taunts, suggestions, slurs or speculation about a person’s culture, sexual orientation, ethnicity, ancestry, age or other prohibited ground of discrimination, or about a person’s body, attire or sex life;

(b)	offensive or demeaning posters, graffiti, drawings or cartoons;

(c)	unwelcome or offensive sexual advances, requests, comments or noises;

(d)	demands for sexual favours in exchange for employment advantages, promises of employment advantages, or the threat of withdrawal of those advantages;

(e)	unwelcome physical conduct or gestures of a sexual nature including suggestive or persistent staring and unnecessary contact such as touching, pinching or jostling; and

(f)	persistent unwanted attention or contact after the end of a consensual relationship.

Code of Business Conduct and Ethics	February 2010
Kinross Gold Corporation

Workplace Violence

Workplace violence is illegal and is the attempted or actual exercise of any physical force that causes or may cause physical injury to a person, and includes any threats which give a person reasonable grounds to believe he or she is at risk of physical injury.

Examples of behavior which may be considered workplace violence include, but are not limited to:

(a)	physical attacks such as hitting, shoving, pushing or kicking;

(b)	verbal or written threats, including any expression of an intent to inflict harm; and

(c)	bullying, teasing or other abusive and aggressive behavior which may lead to physical attacks or threats.

Weapons

No weapons of any kind will be tolerated in the workplace unless such are required for Kinross property security purposes and then only after authorization by the Chief Operating Officer or his or her delegate.

Responsibilities

Kinross is committed to preventing discrimination, harassment and workplace violence before inappropriate behavior occurs and to addressing any complaints related to these matters on a timely basis.  Accordingly, supervisors and managers are responsible for:

●	Providing a safe workplace, free from discrimination, harassment and violence.

●	Immediately reporting any allegations of discrimination, harassment and workplace violence in accordance with the procedures found in Section VIII – “Using this Code and Reporting Violations”.

●	Identifying any workplace risk factors associated with discrimination, harassment or workplace violence.

●	Implementing appropriate measures to prevent and protect against discrimination, harassment and workplace violence.

●	Where appropriate, providing training to employees, officers and directors in respect of discrimination, harassment and workplace violence.

All Kinross representatives are responsible for ensuring that their own behavior is free from discrimination, harassment and workplace violence.  Employees, Officers, Directors and Contractors are also responsible for reporting any incidences of discrimination, harassment and workplace violence of which they become aware, regardless of whether such person is the target of such behavior.

Code of Business Conduct and Ethics	February 2010
Kinross Gold Corporation

b.	Substance Abuse

Kinross is committed to maintaining a safe and healthy work environment free of substance abuse. Employees, Officers, Directors and Contractors must not (i) consume alcoholic beverages in quantities that affect work performance or impair their judgment during work hours, (ii) consume, provide or serve alcoholic beverages in Kinross’ premises, except when approved by the President and Chief Executive Officer, the Chief Legal Officer or the Senior Vice President, Human Resources, or (iii) consume, possess, sell or distribute illegal substances in Kinross’ premises, at any Kinross function or at any other time when you could be identified as a Kinross Employee, Officer, Director or Contractor.

c.	Employment of Family Members

Employment of more than one family member at a Kinross mine or office is permissible but the direct supervision of one family member by another is not permitted unless otherwise authorized by the Senior Vice-President, Human Resources or his or her delegate.  Except for summer and co-op students, indirect supervision of a family member by another is also discouraged and requires the prior approval of the respective Chief Operating Officer and Senior Vice-President, Human Resources or their respective delegates.  If allowed, any personnel actions (including, for example, promotions or changes in employment responsibilities) affecting that Employee must also be reviewed and endorsed by the forenamed executives.

d.	Employee Privacy and Personal Information

Kinross believes in taking steps to protect the privacy of its Employees, Officers, Directors and Contractors and others with whom Kinross has a business relationship.  Kinross will not interfere in the personal lives of such individuals unless their conduct impairs their work performance or adversely affects the work environment or reputation of Kinross.

Kinross limits the collection of personal information to that which is necessary for business, legal, security or contractual purposes and collection of personal information is to be conducted by fair and lawful means with the knowledge and consent of the individual from whom the information is being collected.  Access to Employee personnel and medical records and the information contained therein shall be limited to those with a need to know for a legitimate business purpose.  All Employees have the right to see their own personnel record.  Personal information shall not be used or disclosed for purposes other than those for which it was collected, except with the knowledge and consent of the individual or as required by law.  Personal information shall be retained only as long as necessary for the fulfilment of those purposes and shall be kept sufficiently accurate, complete and up-to-date to minimize the possibility that inappropriate information may be used or disclosed.  Kinross and its representatives will observe obligations of confidentiality and non-disclosure of personal information, including information of its Employees, Officers, Directors and Contractors and other persons with whom Kinross has a business relationship, with the same degree of diligence that Employees, Officers, Directors and Contractors are expected to use in protecting confidential information of Kinross.  Kinross is responsible for all personal information in its possession or custody, including information that has been transferred to a third party for processing, and all Employees, Officers, Directors and Contractors shall adhere to Kinross’ policies and procedures in place to protect personal information against loss or theft, as well as unauthorized access, disclosure, copying, use or modification.  Kinross and all Employees, Officers, Directors and Contractors shall also comply with all applicable laws regulating the disclosure of personal information, including the Personal Information Protection and Electronic Documents Act (Canada).

Code of Business Conduct and Ethics	February 2010
Kinross Gold Corporation

III.	ENVIRONMENT, HEALTH AND SAFETY

a.	Environment

Kinross is committed to sound environmental management.  It is the intent of Kinross to conduct itself in partnership with the environment and community at large as a responsible and caring corporate citizen.  Kinross is committed to managing all phases of its business in a manner that minimizes any adverse effects of its operations on the environment.  Kinross and its Employees, Officers, Directors and Contractors shall conserve energy resources to the fullest extent possible consistent with sound business operations. Kinross is committed to complying with all applicable environmental laws and regulations in regions where we operate.  Employees must immediately advise their manager of any non-compliance or suspected non-compliance with any applicable environmental laws or regulations.

b.	Health and Safety

Kinross is committed to providing a healthy and safe workplace in compliance with applicable laws, rules and regulations.  Employees must be aware of the safety issues and policies that affect their job, other employees and the community in general.  Managers, upon learning of any circumstance affecting the health and safety of the workplace or the community, must act immediately to address the situation.  Employees must immediately advise their managers of any workplace injury or any circumstance presenting a dangerous situation to them, other co-workers or the community in general, so that timely corrective action can be taken.

IV.	THIRD PARTY RELATIONSHIPS

a.	Conflict of Interest

Employees, Officers, Directors and Contractors are required to act with honesty and integrity and to avoid any relationship or activity that might create, or appear to create, a conflict between their personal interests and the interests of Kinross.  Conflicts of interest arise where an individual’s position or responsibilities with Kinross present an opportunity for personal gain apart from the normal rewards of employment, officership, directorship or other business relationship.  They also arise where a Employee’s, Officer’s, Director’s or Contractor’s personal interests are inconsistent with those of Kinross and create conflicting loyalties.  Such conflicting loyalties can cause a Employee, Officer, Director or Contractor to give preference to personal interests in situations where corporate responsibilities should come first.  Employees, Officers, Directors and Contractors shall perform the responsibilities of their positions on the basis of what is in the best interests of Kinross and free from the influence of personal considerations and relationships.

Code of Business Conduct and Ethics	February 2010
Kinross Gold Corporation

Employees, Officers and Directors shall not acquire any property, security or business interest which they know that Kinross is interested in acquiring.  Moreover, based on such advance information,  Employees, Officers and Directors shall not acquire any property, security or business interest for speculation or investment.

Employees must disclose promptly in writing possible conflicts of interest to their manager, or if the manager is involved in the conflict of interest, to the Chief Legal Officer or his or her delegate.  Officers and Directors should disclose, in writing, any conflicts of interest (or possible conflicts of interest) to the Chief Legal Officer and the Chairman of the Corporate Governance Committee.

b.	Gifts and Entertainment

Employees, Officers and Directors or their immediate families shall not use their position with Kinross to solicit any cash, gifts or free services from any Kinross customer, supplier or Contractor for their or their immediate family's or friend’s personal benefit.  Gifts or entertainment from others should not be accepted if they could be reasonably considered to be extravagant for the Employee, Officer or Director who receives it, or otherwise improperly influence Kinross' business relationship with or create an obligation to a customer, supplier or Contractor.  The following are guidelines regarding gifts and entertainment:

	●	Nominal gifts and entertainment, such as logo items, pens, calendars, caps, shirts and mugs are acceptable.

	●	Reasonable invitations to business-related meetings, conventions, conferences or product training seminars may be accepted.

●
Invitations to social, cultural or sporting events may be accepted if the cost is reasonable and your attendance serves a customary business purpose such as networking (e.g. meals, holiday parties and tickets).

●
Invitations to golfing, fishing, sports events or similar trips that are usual and customary for your position within Kinross and the industry and promote good working relationships with customers, suppliers and Contractors may be accepted provided that, in the case of Employees, they are approved in advance by your manager.

c.		Competitive Practices

Kinross firmly believes that fair competition is fundamental to the continuation of the free enterprise system. Kinross complies with and supports laws which prohibit restraints of trade, unfair practices, or abuse of economic power.

Kinross will not enter into arrangements that unlawfully restrict its ability to compete with other businesses, or the ability of any other business organization to compete freely with Kinross. Kinross’ policy also prohibits Employees, Officers, Directors and Contractors from entering into or discussing any unlawful arrangement or understanding that may result in unfair business practices or anticompetitive behavior.

Code of Business Conduct and Ethics	February 2010
Kinross Gold Corporation

d.	Supplier and Contractor Relationships

Kinross will select its suppliers and contractors in a non-discriminatory manner based on the quality, price, service, delivery and supply of goods and services. Selection of suppliers and contractors must never be based on personal interests or the interests of family members or friends.

Employees should inform their managers (who should report the issue to the Chief Legal Officer or his or her delegate), and Officers,  Directors and Contractors should inform the Chief Legal Officer and the Chairman of the Audit Committee, of any supplier and contractor relationships that create a conflict of interest (or possible conflict of interest).  It is the Company’s policy to treat all competing suppliers and contractors on a merit basis.

Kinross will only deal with suppliers and contractors who comply with applicable legal requirements and any Kinross standards relating to labour, environment, health and safety, intellectual property rights, improper payments or inducements to public or government officials and prohibitions against child or forced labour.

Confidential information received from a supplier or contractor shall be treated as if it were Kinross’ Confidential Information (see “Company Confidential Information”).  Confidential Information shall not be disclosed to a supplier until an appropriate confidentiality agreement has been signed by the supplier or contractor.

Use of Kinross’ name or intellectual property by a supplier or contractor requires approval in writing by the Chief Legal Officer, the Vice President, Legal or their respective delegate.  Kinross shall not use the name or intellectual property of a supplier or contractor without the supplier’s or contractor’s consent in writing.

e.	Public Relations

Kinross responsibility for all public relations, including all contact with the media is governed by Kinross’ Disclosure, Confidentiality and Insider Trading Policy.  Unless you are specifically authorized under the Disclosure, Confidentiality and Insider Trading Policy to represent Kinross to the media, you may not respond to inquiries or requests for information. This includes newspapers, magazines, trade publications, radio and television as well as any other external sources requesting information about Kinross.  If the media contacts you about any topic, immediately refer the call to one of the individuals authorized to respond under the Disclosure Policy.

Employees, Officers, Directors and Contractors must be careful not to disclose Confidential Information (defined below in Section VI. (a) – Confidential and Proprietary Information and Trade Secrets) through public or casual discussions with the media or others or through social media channels.

f.	Government Relations

Employees, Officers and Directors may participate in the political process as private citizens.  It is important to separate personal political activity and Kinross' political activities, if any, in order to comply with the appropriate rules and regulations relating to lobbying or attempting to influence government officials.  Kinross will not reimburse Employees, Officers or Directors for money or personal time contributed to political campaigns.  In addition, Employees and Officers may not work on behalf of a candidate's campaign while at work or at any time use Kinross' facilities for that purpose unless approved by the Chief Legal Officer or his or her delegate.

Code of Business Conduct and Ethics	February 2010
Kinross Gold Corporation

Kinross' dealings with public officials are to be conducted in a manner that will not compromise the integrity or impugn the reputation of any public official or Kinross.  Participation, whether directly or indirectly, in any bribes, kickbacks, improper profit-sharing arrangements, illegal gratuities or improper inducements or payments to any public official is expressly forbidden, notwithstanding that they might further Kinross' business interests.  The restrictions in this paragraph apply to Kinross' operations around the world, even where such practices may be considered to be a way of "doing business" or necessary in a particular country in question.

It is an offence under the anti-bribery provisions of both the Corruption of Foreign Public Officials Act (Canada) and The Foreign Corrupt Practices Act (U.S.) (together, the “Acts”) to make or offer a payment, gift or benefit, whether directly or indirectly through a third party acting on Kinross' behalf, to a foreign public official in order to induce favourable business treatment, such as obtaining or retaining business or some other advantage in the course of business.  Note that the term "public official" is very broad and includes low-ranking employees of a government or a government-controlled entity, political parties and candidates for political office.

Small “facilitation payments” (as defined in the Acts) intended to secure a routine business service or have routine administrative actions performed by public officials, such as obtaining phone service or police protection, may be made to foreign public officials unless prohibited in the relevant jurisdiction.  In addition, it is a defence to the anti-bribery provisions in the Acts that the payment, gift or benefit was lawful under the written laws of the foreign state for which the foreign public official performs duties or functions.  It is also a defence that the payment or benefit was made to pay reasonable expenses incurred in good faith by or on behalf of the foreign public official that are directly related to the execution or performance of the contract between Kinross and the foreign state for which the official performs duties or functions.

Many jurisdictions outside of North America have implemented similar anti-bribery legislation which may apply to Kinross' operations.

Understanding the difference between a permitted payment and an illegal bribe is important and may require careful analysis.  Accordingly, if you are in doubt about the legitimacy of a payment to be made either directly or indirectly through third parties to officials or employees of governments, or their agencies or instrumentalities (including government monopolies), refer the matter to the Chief Legal Officer, the Vice President, Legal, or their respective delegate.  Moreover, all approved arrangements must be documented in accordance with Kinross' legal and accounting requirements and business practices.  In addition, Kinross, its Employees, Officers, Directors and Contractors are strictly prohibited from attempting to influence any person’s testimony in any manner whatsoever in courts of justice or any administrative tribunals or other government bodies.

Code of Business Conduct and Ethics	February 2010
Kinross Gold Corporation

g.	Directorships

Employees and Officers of Kinross shall not act as directors or officers of any other corporate entity or organization, public or private, without the prior written approval of the President & CEO or his or her delegate.  Directorships or officerships with such entities will not be authorized unless they are considered to be in the best interest of Kinross.  The President & CEO, or his or her delegate, may provide authorizations for directorships that are necessary for business purposes or for directorships with charitable organizations or other entities that will further Kinross' profile in the community.

V.	LEGAL COMPLIANCE

a.	Compliance with Laws, Rules, Regulations (including Insider Trading Laws and Timely Disclosure Rules), and Investigations

Employees, Officers, Directors and Contractors are expected to comply in good faith at all times with all applicable laws, rules and regulations.

Employees, Officers, Directors and Contractors are required to comply with the Disclosure, Confidentiality and Insider Trading Policy, which requires timely disclosure of material information and mandates full, fair, accurate, understandable and timely disclosure in reports and documents filed with, or submitted to, regulatory authorities and other materials that are made available to the investing public, and all other policies and procedures applicable to them that are adopted by Kinross from time to time.   A copy of the Disclosure, Confidentiality and Insider Trading Policy is available from the Corporate Secretary and any questions concerning such policy may be directed to the Chief Legal Officer, the Vice President, Legal or their respective delegate.

Employees, Officers, Directors and Contractors must cooperate fully with those persons (including the Chief Financial Officer, the Chief Legal Officer and the Corporate Secretary) responsible for preparing reports filed with the regulatory authorities and all other materials that are made available to the investing public to ensure those persons are aware in a timely manner of all information that is required to be disclosed. Employees, Officers, Directors and Contractors should also cooperate fully with the independent auditors in their audits and in assisting in the preparation of financial disclosure.

It is the policy of Kinross to fully cooperate with any appropriate governmental or regulatory investigation.  A condition of such cooperation, however, is that Kinross be adequately represented in such investigations by its own legal counsel.  Accordingly, any time an Employee, Officer, Director or Contractor receives information about a new government investigation or inquiry, this information should be communicated immediately to the Chief Legal Officer, or Vice President, Legal.  Some government dealings (for example, tax audits, audits or investigations from the Ministry of Labour) can be handled by the Employee responsible for such matters.  However, if an Employee, Officer, Director or Contractor believes that a routine audit may evolve into a more formal government investigation, the Chief Legal Officer or Vice President, Legal should be contacted.  If in doubt, Employees, Officers,  Directors and Contractors are encouraged to consult with the Chief Legal Officer or Vice President, Legal.

Code of Business Conduct and Ethics	February 2010
Kinross Gold Corporation

Employees, Officers, Directors and Contractors should never, under any circumstances:

(a)	destroy or alter any Kinross documents or records in anticipation of a request for those documents from any government or regulatory agency or a court;

(b)	lie or make any misleading statements to any governmental or regulatory investigator (including routine as well as non-routine investigations); or

(c)
attempt to cause any Kinross Employee, Officer, Director or Contractor, or any other person, to fail to provide information to any government or regulatory investigator or to provide any false or misleading information.

Should any governmental or regulatory inquiry be made through the issuance of a written request for information, such request should immediately, and before any action is taken or promised, be submitted to the Chief Legal Officer, Vice President, Legal or their respective delegate.  Oral inquiries and requests for documents or information should also be directed to the Chief Legal Officer, Vice President, Legal or their respective delegate.

VI.	INFORMATION AND RECORDS

a.	Confidential and Proprietary Information and Trade Secrets

Employees, Officers, Directors and Contractors may be exposed to certain information that is considered confidential by Kinross, or may be involved in the design or development of new procedures related to the business of Kinross.  All such information and procedures, whether or not the subject of copyright or patent, are the sole property of Kinross.

Employees, Officers, Directors and Contractors must safeguard Kinross’ Confidential Information.  “Confidential Information” includes trade secrets, know how, records, data, plans, strategies, processes, business opportunities and ideas relating to present and contemplated products and services and financial affairs of the Company, its customers, its suppliers and/or other Employees, Officers, Directors or Contractors.  Confidential Information is information which is not generally known to the public and is useful or helpful to the Company and/or would be useful or helpful to competitors of the Company.  Common examples include, but are not limited to, such things as marketing plans, new product ideas, financial data, supplier lists, customer lists, capital investment plans, projected sales or earnings, and manufacturing methods. Confidential Information also includes any documents containing any of the foregoing or which may be labeled “confidential” or “proprietary”.

Employees, Officers, Directors and Contractors, may not disclose to the public (including family members) information which might impair Kinross’ competitive effectiveness or which might violate the private rights of individuals, enterprises or institutions and are prohibited from discussing or disclosing to any third party any Confidential Information without authorization.  However, disclosure of Confidential Information may be made for legitimate purposes such as full and complete reporting to governmental, regulatory or enforcement agencies.  If in doubt about whether information is Confidential Information, you should assume the information is confidential unless otherwise informed by your supervisor.  Confidential Information should not be shared with other Employees except on a “need to know” basis.  The above rules also apply to information which the Company has obtained from a customer or supplier (or prospective customer or supplier), a contractor or consultant, or any other third party dealing with the Company on condition of confidentiality.  The foregoing obligations to maintain confidentiality of Confidential Information and confidential information of third parties apply both while a person is an Employee, Officer, Director or Contractor of Kinross and following termination of such relationship.

Code of Business Conduct and Ethics	February 2010
Kinross Gold Corporation

All Employees, Officers, Directors and Contractors must also adhere to Kinross’ procedures and practices on timely disclosure, as set out in the Disclosure, Confidentiality and Insider Trading Policy, a copy of which is available from the Corporate Secretary, and questions concerning such policy may be directed to the Chief Legal Officer, the Vice President, Legal or their respective delegate.

If the decision is made to disclose Confidential Information to any person or entity outside of the Company (such as a potential vendor or business partner), it should be done only after appropriate confidentiality agreements are executed.  Confidentiality agreements can be obtained from the Kinross legal department.

All Employees, Officers, Directors and Contractors are responsible for the protection of Confidential Information (including electronic mail and voice mail) and must take the appropriate steps to protect such information.  Employees, Officers, Directors and Contractors should always be alert to and seek to prevent inadvertent disclosures which may arise in either social conversations or in normal business relations.

The widespread use of computer terminals, the internet and cellular phones has caused confidential and proprietary information to be potentially accessible by many individuals.  Extra precautionary steps should be taken to safeguard against unwanted access to Confidential Information when transmitting such information over the internet or via cellular phone.

Documents containing sensitive data should be handled carefully during working hours and must be properly secured at the end of the business day. Particular attention must be paid to the security of data stored on the computer system. Each Employee must maintain the secrecy of his or her password and lock sensitive or valuable equipment when not in use.

b.	Financial Reporting and Records

Kinross requires that its financial records be accurate and complete.  These records serve as a basis for managing our business and are crucial for meeting obligations to Employees, customers, investors and others, as well as for compliance with regulatory, tax, financial reporting and other legal requirements.  Employees, Officers, Directors and Contractors who make entries into business records or who issue regulatory or financial reports, have a responsibility to fairly present all information in a truthful, accurate and timely manner.  No Employee, Officer, Director or Contractor shall exert any influence over, coerce, mislead or in any way manipulate or attempt to manipulate the independent auditors of Kinross.

c.	Record Retention

Kinross requires that its records be maintained in accordance with its Record Retention Policy and the laws and regulations regarding retention of business records.  The term "business records" covers a broad range of files, reports, business plans, receipts, policies and communications, including hard copy, electronic, audio recording, microfiche and microfilm files whether maintained at work or at home.  Kinross prohibits the destruction of or tampering with any records, whether written or in electronic form, where Kinross is required by law or government regulation to maintain such records or where it has reason to know of a threatened or pending government investigation or litigation relating to such records.

Code of Business Conduct and Ethics	February 2010
Kinross Gold Corporation

VII.	KINROSS' ASSETS

a.	Use of Kinross Property

The use of Kinross property for individual profit or any unlawful or unauthorized personal or unethical purpose is prohibited.  Kinross' information, technology, intellectual property, buildings, land, equipment, machines, software and cash must be used only for business purposes except as provided by Kinross policy or approved by your manager.

b.	Destruction of Property and Theft

No Employee, Officer, Director or Contractor shall intentionally damage or destroy the property of Kinross or any other person or commit theft.

c.	Fraud

No Employee, Officer, Director or Contractor shall commit any fraud against or involving Kinross or any third party in a business relationship with Kinross. Fraud includes, but is not limited to, misappropriation of funds, securities, supplies or other assets; improper handling or reporting of monetary or financial transactions; profiteering as a result of insider knowledge of company activities; disclosing confidential and proprietary information to third parties; disclosing actual or contemplated securities activities of the company; accepting or seeking anything of material value from contractors, vendors or other service providers except as permitted by this Code; destruction, removal or inappropriate use of records, furniture, fixtures and equipment; or any similar or related activity.

d.	Intellectual Property

All information, technology and intellectual property, including, but not limited to all creative materials, programs, designs, inventions, developments, strategies, etc. developed by an Employee during the course of employment with Kinross belong to the Company and all Employees assign to the Company all rights the Employee may have in the information, technology and intellectual property.  Such materials shall remain with Kinross following termination of employment and Employees shall take such reasonable steps as requested by the Company to confirm ownership of such materials by Kinross, and to enable Kinross to perfect and maintain its title to such information, technology and intellectual property.  All Employees waive all authorship and moral rights which they may have in such information, technology and intellectual property.

Employees, Officers, Directors and Contractors may not reproduce, distribute or alter copyrighted materials without permission of the copyright owner or its authorized agents.  Software used in connection with Kinross' business must be properly licensed and used only in accordance with that license.

Code of Business Conduct and Ethics	February 2010
Kinross Gold Corporation

e.	Information Technology

Kinross' information technology systems, including computers, e-mail, intranet and internet access, telephones and voice mail are the property of Kinross and are to be used primarily for business purposes.  Kinross information technology systems may be used for minor or incidental personal messages provided that such use is kept at a minimum and is in compliance with Kinross policy.

Employees, Officers, Directors and Contractors may not use Kinross' information technology systems to:

●	Allow others to gain access to Kinross' information technology systems through the use of your password or other security codes;

●	Send harassing, threatening or obscene messages;

●	Send chain letters;

●	Access the internet for inappropriate use;

●	Send copyrighted documents that are not authorized for reproduction;

●	Make personal or group solicitations unless authorized by a senior officer; or

●	Conduct personal commercial business.

While Kinross does not intend to regularly monitor the use of its information technology systems, it may monitor such systems if necessary for business purposes or in conducting internal investigations, if approved by the President and CEO and the Chief Legal Officer or their respective delegates.

VIII.	USING THIS CODE AND REPORTING VIOLATIONS

It is the responsibility of all Employees, Officers, Directors and Contractors to understand and comply with this Code of Business Conduct and Ethics, and all (both existing and new) Employees, Officers and Directors are required to sign the applicable acknowledgement substantially in the form set out at the end of this Code on an annual basis.

If you observe or become aware of an actual or potential violation of this Code of Business Conduct and Ethics or of any law or regulation, whether committed by Kinross Employees, Officers or Directors or by others associated with Kinross, it is your responsibility to report the circumstances as outlined herein and to cooperate with any investigation by Kinross.  This Code of Business Conduct and Ethics is designed to provide an atmosphere of open communication for compliance issues and to ensure that Employees, Officers, Directors, Contractors and other Kinross representatives and agents acting in good faith have the means to report actual or potential violations.

For assistance with compliance matters and to report actual or potential compliance infractions, Employees should refer to the reporting procedures set forth in the Company’s Whistleblower Policy, a copy of which is available from the Corporate Secretary or on the Company’s website at www.kinross.com. Non-employees should refer to the reporting procedures for non-employees available at the Company’s website.

Code of Business Conduct and Ethics	February 2010
Kinross Gold Corporation

Kinross recognizes that matters relating to discrimination, harassment and workplace violence are often sensitive and that Employees and others may be reluctant to report these matters.  For such matters, in addition to the reporting mechanisms under the Company’s Whistleblower Policy, Employees, Officers, Directors and Contractors may report incidents directly, either verbally or in writing, to the Senior Vice President, Human Resources or his/her delegate.  Upon receiving any such report, such person(s) must in turn report the matter in accordance with the reporting procedures set forth in the Whistleblower Policy. Employees, Officers, Directors and Contractors are reminded of their right to pursue alternative avenues of redress for any experience of discrimination, harassment or workplace violence.  In the case of discrimination or harassment, persons may file a complaint with the appropriate human rights agency.  In the case of physical or sexual assault, the police should be contacted.

Following the receipt of any complaints submitted hereunder, the Chief Legal Officer or his/her delegate and/or the Chairman of the Corporate Governance Committee (as the case may be) will evaluate each matter so reported and will determine whether the matter should be investigated considering, among other factors, the identity of the alleged wrongdoer, the nature of the alleged wrongdoing, the severity of the alleged wrongdoing and the credibility of the allegation.

Following the completion of an investigation, the Chief Legal Officer or his/her delegate and/or the Chairman of the Corporate Governance Committee (as the case may be), in consultation with the Senior Vice President, Human Resources, may take corrective disciplinary actions, if appropriate.  Corrective disciplinary actions will range in severity taking in account, among other things, the nature and severity of the wrongdoing and whether the offender has previously been found to have been in violation of the Code.  Such corrective disciplinary actions may include, but are not limited to, a written apology, counseling, reassignment of employment duties, suspension and termination of employment.  Seniority or status at the Company will not be a relevant factor in determining the appropriate disciplinary action.

There will be no reprisals against any person for good faith reporting of compliance concerns or violations. Any Employee, Officer, Director or Contractor who believes that he or she (or any other person) is being subjected to retaliation for having made a report under this Code, should report such retaliation in accordance with this Code.

The Company will not, without consent, disclose the name of any person who reports an incident under this Code or the circumstances relating to any other person, except where disclosure is necessary for the purposes of a full and fair investigation of the complaint.

The Company recognizes that false or frivolous accusations can have serious detrimental effects.  False accusations are considered a form of misconduct.  If the Company is satisfied that a false or frivolous accusation has been made, the person making such false or frivolous accusation may be subject to disciplinary action up to and including termination of employment.

Code of Business Conduct and Ethics	February 2010
Kinross Gold Corporation

Acknowledgement of Receipt and Understanding for
New Employees, Officers, and Directors

I, (insert name)                                                              hereby acknowledge having read the Kinross Code of Business Conduct and Ethics and I fully understand its provisions and will comply with the Code at all times.

Signature	Date

Acknowledgement of Receipt and Understanding for
Existing Employees, Officers, and Directors

I, (insert name)                                                              hereby acknowledge having read the Kinross Code of Business Conduct and Ethics and I fully understand its provisions.  I have not violated the provisions of this Code and am not aware of any violations of the Code by other persons within my area of responsibility.

Signature	Date

Code of Business Conduct and Ethics	February 2010
Kinross Gold Corporation

SCHEDULE “A”

PERSONS TO WHOM THIS CODE APPLIES

"Contractors" means independent contractors (who are engaged in an employee-like capacity) of the Company or any Subsidiary of the Company.

"Directors" means directors of the Company.

"Employees" means full-time, part-time, contract or secondment employees, students or interns of the Company or any of its Subsidiaries or any of their respective joint ventures where the Company or the Subsidiary, as the case may be, is the operator.

"Officer" means an officer of the Company or any of its Subsidiaries or any of their operating divisions including, without limitation, the chair or a vice-chair of the Board or the board of directors of any Subsidiary of the Company, or the President, the Chief Executive Officer, the Chief Operating Officer, the Chief Financial Officer, the Chief Legal Officer, an Executive or Senior Vice-President, a Vice-President, the Corporate Secretary, the Assistant Corporate Secretary, the Controller, the Treasurer, the Assistant Treasurer or the General Manager of the Company or any of its Subsidiaries or any of their operating divisions, or any other individual who performs functions for the Company or any of its Subsidiaries similar to those normally performed by an individual occupying any of the foregoing offices.

For purposes of the foregoing, "Subsidiary" means company is considered to be a "Subsidiary" of the Company if it is controlled by (1) the Company, (2) the Company and one or more other companies, each of which is controlled by the Company, or (3) two or more companies, each of which is controlled by Company; or (4) it is a subsidiary of a company that is the Company’s subsidiary.  In general, a company will control another company when the first company owns more than 50% of the outstanding voting securities of that other company.

Code of Business Conduct and Ethics	February 2010
Kinross Gold Corporation